Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - March 2019

Mumbai, April 2, 2019: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic Sales & Export for March 2019

Category	Vehicle Model	Production		Domestic Sales		Exports
		MAR 2018	MAR 2019	MAR 2018	MAR 2019	MAR 2018	MAR 2019
Micro	NANO	31	0	29	0	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	11879	8543	12484	8795	115	113
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	5960	5620	5214	5712	128	201
UV2	SAFARI, HARRIER	759	2921	1135	2937	27	0
UV3	ARIA, HEXA	769	261	1404	366	0	19
V1	MAGIC EXPRESS	0	1352	0	1428	0	0
V2	ACE MAGIC, MAGIC IRIS	294	916	2704	1115	92	114
N1- A1	ACE, ACE EX, ACE Zip	14939	17087	14286	16924	1177	1167
N1- A2	Super ACE, TATA207, XENON, Winger DV	4824	4392	5178	4697	1052	1098
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	333	563	384	55	28	21
M2- A2	Winger 14 seats, SFC407, CityRide	239	494	602	1032	78	52
N2- A1	SFC407, LPT407	1067	803	2494	2212	187	80
N2- A2	SFC709, LPT709	1595	1631	580	626	240	54
N2- A3	LPT9109	864	916	1312	2264	477	294

Category	Vehicle Model	Production		Domestic Sales		Exports
		MAR 2018	MAR 2019	MAR 2018	MAR 2019	MAR 2018	MAR 2019
N2- A4	LPT1109	461	1044	1351	1628	377	345
M3- A2	LP709, SFC410, LP410	1418	1166	1690	1695	524	371
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	707	1129	1008	1252	241	304
M3- C2	LPO1512, LPO1612, Starbus, Divo	438	658	699	662	404	298
N3- A1	LPT1613, LPK1616, SK1613	3388	3629	2033	2369	1032	1082
N3- B1(a)	LPT2518, LPK2518	3018	3334	3985	4878	354	161
N3- B1(b)	LPT3118	7869	5553	7269	4999	0	46
N3- B2(b)	LPS3518. LPS3015, LPS3516	422	250	422	283	80	43
N3- B2(d)	LPS4018, LPS4023	1364	913	1321	1248	95	47
N3- B2(e)	LPS4928	1857	1802	1856	1550	5	42

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.